Exhibit 4.81

English Translation of Chinese Language Document

Contract

Contract No.: XS320090138

 Signing Place: Jiangning District, Nanjing
Signing Date:

Party A: China Sunergy (Nanjing) Co., Ltd.	Party B: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Address: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing	Address: No. 68 West Gangde Road, Songjiang District, Shanghai
Postal code: 211100	Postal code: 214128
Contact person: Jianhua Zou	Contact person: Qiang Tao
Tel.: 025-52766701	Tel.: 021-57850711
Fax: 025-52766767	Fax: 021-57850374

In order to seek better cooperation, through mutual consultation, the parties hereto enter into the below credit contract for mutual compliance and performance:

1.           During the period from November 4, 2009 to December 31, 2009 when the parties enter into sales contracts and processing contracts, Party B shall pay 50% of the price of the goods to the account designated by Party A before it picks up such goods. For the remaining 50%, Party A allows Party B to accumulate such amounts to the credit facility of RMB30 million that Party A grants to Party B. Party A shall grant to Party B a credit of RMB30 million and a one-month credit term. If the accumulated amounts payable to Party A by Party B exceed RMB30 million or such payables have been due for more than one month, Party B shall initiate the payment procedures to pay off such payables. Party A may cease the delivery of the goods if any payables have not been paid off by Party B and will not resume the delivery of the goods until Party B makes the payments. If Party B fails to make such payments within the agreed period, Party B shall pay a default penalty of 0.04% per day for the overdue amount to Party A. All the amounts payable accumulated in the credit hereunder shall be paid off by December 31, 2009.

2.           The term of this contract shall be from November 4, 2009 to December 31, 2009.

3.           This contract shall become effective upon signing by and affixing of the common seal of the parties hereto.

Party A: China Sunergy (Nanjing) Co., Ltd.	Party B: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Signature/seal: /s/	Signature/seal: /s/
Date:	Date: